THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON 2/18/97 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 --------------


                                  SCHEDULE 13G
                                 (RULE 13d-102)



            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                             HARBINGER CORPORATION
                             ---------------------
                                (Name of Issuer)


                    COMMON STOCK, $.0001 PAR VALUE PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)


                                  41145C 10 3
                                  -----------
                                 (CUSIP Number)


                                 --------------

-----------------------------                    -------------------------------
CUSIP No. 41145C 10 3                13G                      Page 2 of 6 Pages
-----------------------------                    -------------------------------
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1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    C. TYCHO HOWLE

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                      (b) [ ]
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S. CITIZEN

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NUMBER OF SHARES BENE-      5  SOLE VOTING POWER
FICIALLY OWNED BY EACH         1,331,116(1)(2)
REPORTING PERSON WITH
                            ----------------------------------------------------
                            6  SHARED VOTING POWER
                               -0-

                            ----------------------------------------------------
                            7  SOLE DISPOSITIVE POWER
                               1,331,116(1)(2)

                            ----------------------------------------------------
                            8  SHARED DISPOSITIVE POWER
                               -0-

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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,331,116(1)(2)

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                 [ ]
    CERTAIN SHARES*

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    7.03%

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12  TYPE OF REPORTING PERSON*
    IN

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---------------
(1) Reflects a 3-for-2 stock split payable in the form of a stock dividend on January 31, 1997, to shareholders of record on January 17, 1997.
(2) Includes 104,138 shares held directly or indirectly by the reporting person's wife, 106,265 shares held directly or indirectly by the reporting person's daughters and 10,116 shares held by a charitable foundation controlled by the reporting person as to all of which the reporting person disclaims beneficial ownership, and 50,000 shares subject to stock options exerciseable within 60 days.





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
ITEM 1(A).     NAME OF ISSUER:

               Harbinger Corporation

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1055 Lenox Park Blvd.
               Atlanta, GA  30319

ITEM 2(A).     NAME OF PERSON FILING:

               C. Tycho Howle

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1055 Lenox Park Blvd.
               Atlanta, GA  30319

ITEM 2(C).     CITIZENSHIP:

               U.S. Citizen

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $.0001 par value per share

ITEM 2(E).     CUSIP NUMBER:

               41145C 10 3

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B),
          CHECK WHETHER THE PERSON FILING IS A:

      (a)    [ ]       Broker or dealer registered under Section 15 of the Act,

      (b)    [ ]       Bank as defined in Section 3(a)(6) of the Act,

      (c)    [ ]       Insurance Company as defined in Section 3(a)(19) of the
                       Act,

      (d)    [ ]       Investment Company registered under Section 8 of the
                       Investment Company Act,

      (e)    [ ]       Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940,

      (f)    [ ]       Employee Benefit Plan, Pension Fund which is subject to
                       the provisions of the Employee Retirement Income
                       Security Act of 1974 or Endowment Fund; see
                       13d-1(b)(1)(ii)(F),

      (g)    [ ]       Parent Holding Company, in accordance with Rule
                       13d-1(b)(ii)(G); see Item 7,

      (f)    [ ]       Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

             Not applicable




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


ITEM 4.      OWNERSHIP.

             IF THE PERCENT OF THE CLASS OWNED, AS OF DECEMBER 31 OF THE YEAR COVERED BY THE STATEMENT, OR AS OF THE LAST DAY OF ANY MONTH DESCRIBED IN RULE 13d-1(b)(2), IF APPLICABLE, EXCEEDS FIVE PERCENT, PROVIDE THE FOLLOWING INFORMATION AS OF THAT DATE AND IDENTIFY THOSE SHARES WHICH THERE IS A RIGHT TO ACQUIRE.

             (a)     Amount Beneficially Owned:  1,331,116(1)(2)

             (b)     Percent of Class:  7.03%

             (c)     Number of shares as to which such person has:

                     (i)    Sole power to vote or to direct the vote:
                            1,331,116(1)(2)

                     (ii)   Shared power to vote or to direct the vote:  -0-

                     (iii) Sole power to dispose or to direct the disposition of: 1,331,116(1)(2)

                     (iv) Shared power to dispose or to direct the disposition of: -0-

             -----------------------

             (1) Reflects a 3-for-2 stock split payable in the form of a stock dividend on January 31, 1997, to shareholders of record on January 17, 1997.
             (2) Includes 104,138 shares held directly or indirectly by the reporting person's wife, 106,265 shares held directly or indirectly by the reporting person's daughters and 10,116 shares held by a charitable foundation controlled by the reporting person as to all of which the reporting person disclaims beneficial ownership, and 50,000 shares subject to stock options exerciseable within 60 days.

       Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ].

       INSTRUCTION.  DISSOLUTION OF A GROUP REQUIRES A RESPONSE TO THIS ITEM.

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             IF ANY OTHER PERSON IS KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES, A STATEMENT TO THAT EFFECT SHOULD BE INCLUDED IN RESPONSE TO THIS ITEM AND, IF SUCH INTEREST RELATES TO MORE THAN FIVE PERCENT OF THE CLASS, SUCH PERSON SHOULD BE IDENTIFIED. A LISTING OF THE SHAREHOLDERS OF AN INVESTMENT COMPANY

REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940 OR THE BENEFICIARIES OF AN EMPLOYEE BENEFIT PLAN, PENSION FUND OR ENDOWMENT FUND IS NOT REQUIRED.

             Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             IF A PARENT HOLDING COMPANY HAS FILED THIS SCHEDULE, PURSUANT TO RULE 13d-1(b)(ii)(g), SO INDICATE UNDER ITEM 3(G) AND ATTACH AN EXHIBIT STATING THE IDENTITY AND THE ITEM 3 CLASSIFICATION OF THE RELEVANT SUBSIDIARY. IF A PARENT HOLDING COMPANY HAS FILED THIS SCHEDULE PURSUANT TO RULE 13d-1(c), ATTACH AN EXHIBIT STATING THE IDENTIFICATION OF THE RELEVANT SUBSIDIARY.

             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             IF A GROUP HAS FILED THIS SCHEDULE, PURSUANT TO RULE
13d-1(b)(ii)(H), SO INDICATE UNDER ITEM 3(H) AND ATTACH AN EXHIBIT STATING THE IDENTITY AND ITEM 3 CLASSIFICATION OF EACH MEMBER OF THE GROUP. IF A GROUP HAS FILED THIS SCHEDULE PURSUANT TO RULE 13d-1(c), ATTACH AN EXHIBIT STATING THE IDENTIFICATION OF EACH MEMBER OF THE GROUP.

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             NOTICE OF DISSOLUTION OF A GROUP MAY BE FURNISHED AS AN EXHIBIT STATING THE DATE OF THE DISSOLUTION AND THAT ALL FURTHER FILINGS WITH RESPECT TO TRANSACTIONS IN THE SECURITY REPORTED ON WILL BE FILED, IF REQUIRED, BY MEMBERS OF THE GROUP, IN THEIR INDIVIDUAL CAPACITY. SEE ITEM 5.

             Not applicable.

ITEM 10.     CERTIFICATION.

             THE FOLLOWING CERTIFICATION SHALL BE INCLUDED IF THE STATEMENT IS FILED PURSUANT TO RULE 13d-1(b):

             "BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSE OR EFFECT."

             Not applicable.

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


                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 14, 1997


                                       By: /s/ Tycho Howle
                                          -------------------------------------
                                          C. Tycho Howle, Chairman of the Board

             The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.

             Note. Six copies of this statement, including exhibits, should be filed with the Commission.

             Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).









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